UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Thumzup Media Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88604J103
(CUSIP Number)

November 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88604J103

(1)	Names of reporting persons

Gregory Castaldo
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Citizenship or place of organization

United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power

97,719
	(6)	Shared voting power

425,000
	(7)	Sole dispositive power

97,719
	(8)	Shared dispositive power

425,000

(9)	Aggregate amount beneficially owned by each reporting person

522,719
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11)	Percent of class represented by amount in Row (9)

5.5% (1)
(12)	Type of reporting person (see instructions)

IN

(1)	Based on 9,394,702 shares of Common Stock of the Issuer outstanding as verified with the Issuer on November 20, 2024.

ITEM 1(A) NAME OF ISSUER: Thumzup Media Corporation (the “Issuer”)

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11854 W. Olympic Blvd., Ste 1100 W #13

Los Angeles, CA 90064

ITEM 2 (A) NAME OF PERSON FILING: Gregory Castaldo

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

3776 Steven James Drive

Garnet Valley, PA 19060

ITEM 2 (C) CITIZENSHIP:

Gregory Castaldo is a citizen of the United States

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share (“Common Stock”)

ITEM 2 (E) CUSIP NO.: 88604J103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned: 522,719

(b) Percent of class: 5.5%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 97,719

(ii)	Shared power to vote or to direct the vote 425,000

(iii)	Sole power to dispose or to direct the disposition of 97,719

(iv)	Shared power to dispose or to direct the disposition of 425,000

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 21, 2024

Signature.	/s/ Gregory Castaldo

Name/Title.	Gregory Castaldo

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